Filed by EQT Corporation

(Commission File No. 001-3551)

Pursuant to Rule 425 under

the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Equitrans Midstream Corp.

(Commission File No. 001-38629)

Set forth below are (i) a transcript from an interview given by Toby Z. Rice, President and Chief Executive Officer of EQT Corporation (“EQT” or “Parent”), to CNBC on March 11, 2024 regarding EQT’s proposed acquisition (the “transaction”) of Equitrans Midstream Corporation (“Equitrans” or the “Company”), (ii) materials posted by EQT on social media regarding such interview and (iii) a communication from Mr. Rice to EQT’s employees regarding such interview.

Transcript

Brian Sullivan, CNBC:

In the meantime, the energy megadeals just keep rolling in. Natural gas production company EQT buying back its former pipeline unit, called Equitrans Midstream. Now the headline valued the deal at about five and a half billion dollars. Investors did not like the deal today – EQT falling about 8%. It all comes at a time when natural gas prices are also falling down 30% over the past year. So, let’s talk about all this with the man who did the deal, that is EQT President and CEO, Toby Rice. Toby, good to chat with you again.

Evercore ISI sort of speculated that part of this deal was defensive – that you didn’t want your former pipeline company being bought by somebody bigger. Is that part of the thinking here?

Toby Rice, EQT:

No, this was, I would consider an offensive move. I think, Sully, when you look at the macro environment, one thing that’s clear is that we are going to be in a volatile energy environment. This is because energy demand has grown 50% for natural gas over the last 15 years, but storage infrastructure has only grown 10%. That means it’s insufficient to manage the pricing. So, you’re going to see pricing manage the supply demand fundamentals. That means a volatile market, you’re going to see periods of time where gas prices are $2, you’re going to see prices that are going to be significantly higher than that. We’re in a volatile world and that’s why this transaction is going to enable EQT to thrive in this volatile environment.

Brian Sullivan, CNBC:

Well, Evercore also says the strategic benefits here outweigh the near-term dilution to free cash flow. So, what do you think investors missed today, Toby?

Toby Rice, EQT:

Well, I think in any all-stock transaction, you’re going to see a headline on dilution. But, the merits of this deal are incredibly exciting. This is a strategic combination that is going to create America’s first large-scale, fully integrated operator that’s going to be transformative in our ability to advance our mission to make our energy cheaper, more reliable and cleaner. Sully, the big thing here is that this deal – bringing in these midstream costs – is going to be transformative, bringing our cost structure down to sub $2. And what that means is that we’re going to be able to enable generating free cash flow and a downside scenario, and because of that, we’re protected in the downside. That means we can mitigate hedging, and that is going to unleash upside exposure for our investors. In addition to that, it’s also going to high-grade and deepen our already peer-leading inventory. And it’s really going to enable us to compete on a global stage and also compete domestically with the cheapest, most reliable energy in the country.

Brian Sullivan, CNBC:

How much of this has to do with getting gas to power plants that just happen to be near Northern Virginia, the data center capital of probably the world?

Toby Rice:

Well, that’s why they call it “Data Center Alley,” and there is a lot of excitement in the natural gas markets. You know, we’ve talked a lot about LNG, but one market that’s emerging – that we are equally as excited about – is the AI boom that’s taking place. And you know, as you mentioned, these assets, Mountain Valley Pipeline, is servicing Data Center Alley by delivering our energy to the Southeastern ports of the United States. The question is, how big could this be? Well, considering one Nvidia chip uses about the amount of energy as a Tesla, and they’re putting about 2 million of these chips into the world every year, there’s estimates by 2030 that AI use could be bigger than residential power demand. That would be a 20% increase in electricity. And that would translate to a market of about 16 BCF a day, which is equivalent to what we’re doing from an LNG perspective. You know, Sully, one important thing that I think is really important to mention is that these numbers may sound unbelievable, but you can look at some of the experts in tech and what they’re doing, and while this is an anecdote, did you notice who Mark Zuckerberg just added to his board a few weeks ago?

Brian Sullivan, CNBC:

John Arnold, natural gas trader.

Toby Rice, EQT:

And he may not be a household name, but in our industry, he is the GOAT of energy trading, and I think that is a signal that AI use, power demand, is going to be big, and with this transaction, EQT is positioned to serve that growing market.

Brian Sullivan, CNBC:

Toby Rice, thank you.

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Communication to Employees

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Cautionary Statements Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Forward-looking statements are not statements of historical fact and reflect Parent’s and the Company’s current views about future events. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Parent and the Company, the expected closing of the proposed transaction and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the proposed transaction should not be considered a forecast of future results. Although Parent believes Parent’s forward-looking statements are reasonable, statements made regarding future results are not guarantees of future performance and are subject to numerous assumptions, uncertainties and risks that are difficult to predict. Actual outcomes and results may be materially different from the results stated or implied in such forward-looking statements included in this communication.

Actual outcomes and results may differ materially from those included in the forward-looking statements in this communication due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that shareholders of Parent may not approve the issuance of Parent common stock in connection with the proposed transaction; the possibility that the shareholders of the Company may not adopt the merger agreement; the risk that Parent or the Company may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Parent’s common stock or the Company’s common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Parent and the Company to retain and hire key personnel, on the ability of Parent or the Company to attract third-party customers and maintain their relationships with derivatives and joint venture counterparties and on Parent’s and the Company’s operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Parent and the Company, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas; the Company’s ability to construct, complete and place in service the Mountain Valley Pipeline project; the effect of future regulatory or legislative actions on Parent and the Company or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what Parent and the Company expect; the ability of management to execute its plans to meet its goals and other risks inherent in Parent’s and the Company’s businesses; public health crises, such as pandemics and epidemics, and any related government policies and actions; the potential disruption or interruption of Parent’s or the Company’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond Parent’s or the Company’s control; the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and other factors detailed in Parent’s and the Company’s Annual Reports on Form 10-K for the year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All such factors are difficult to predict and are beyond Parent’s and the Company’s control. Additional risks or uncertainties that are not currently known to Parent or the Company, that Parent or the Company currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this communication. Parent and the Company undertake no obligation to publicly correct or update the forward-looking statements in this communication, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information for Investors and Shareholders; Additional Information and Where to Find It

In connection with the proposed transaction between Parent and the Company, Parent intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of Parent and the Company and that will also constitute a prospectus of Parent (the “joint proxy statement/prospectus”). Parent and the Company also intend to file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the joint proxy statement/prospectus or the registration statement or any other document that Parent or the Company may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT PARENT, THE COMPANY, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of Parent and the shareholders of the Company. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by Parent or the Company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Parent may be obtained free of charge on Parent’s website at www.ir.eqt.com/investor-relations. Copies of the documents filed with the SEC by the Company may be obtained free of charge on the Company’s website at www.ir.equitransmidstream.com.

Participants in the Solicitation

Parent and the Company and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding Parent’s directors and executive officers and their ownership of Parent’s securities is set forth in Parent’s filings with the SEC, including Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 1, 2024. To the extent such person’s ownership of Parent’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 4, 2024. To the extent such person’s ownership of the Company’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication relates to the proposed transaction between Parent and the Company. This communication is for informational purposes only and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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